CONTINENTAL RESOURCES, INC.

20 N. Broadway

Oklahoma City, Oklahoma 73102

April 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Fax Number: (703) 813-6982

Attn:	Mr. H. Roger Schwall

Re:	Continental Resources, Inc.

Registration Statement on Form S-4, File No. 333-224181

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Continental Resources, Inc., an Oklahoma corporation (the “Company”), hereby requests acceleration of the effective time of its Registration Statement on Form S-4 (File No. 333-224181) to April 19, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (405) 234-9404 or Michael Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

CONTINENTAL RESOURCES, INC.

By:	/s/ Eric S. Eissenstat
Name:	Eric S. Eissenstat
Title:	Senior Vice President,
General Counsel, Chief Risk Officer and Secretary

cc:	Michael Telle

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002